SE 21001819 ION
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MAR 0 1 2021
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8870 Cedar Springs Lane, Suite 208
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Cox 865-690-8886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	TN	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CW Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Member

Title

Notary Public

SAMANTHA J. CHAMBLEE STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

CW SECURITIES, LLC
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Agreed-Upon Procedures Section

Exemption

Alexander Thompson Arnold PLLC

2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CW Securities, LLC as of December 31, 2020 and 2019, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CW Securities, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CW Securities, LLC's management. Our responsibility is to express an opinion on the CW Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CW Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of CW Securities, LLC's financial statements. The supplemental information is the responsibility of CW Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 24, 2021

FINANCIAL SECTION

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 17,070	$ 16,839
Commissions receivable	86,472	45,661
Total current assets	103,542	62,500
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	**$ 103,542**	**$ 62,500**
Liabilities and members' equity		
Commissions payable	$ 77,742	$ 40,855
Members' equity	25,800	21,645
Total liabilities and members' equity	**$ 103,542**	**$ 62,500**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF INCOME
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenue		
Variable insurance and annuities commissions	$ 357,227	$ 202,715
Fees from advisory services	210,035	150,454
Fees-12b1 trailers	176,823	161,561
Fees-municipal -529 plans	1,128	241
Mutual fund commissions	2,254	4,446
Fixed insurance	351	17,539
Other income	2,235	1,486
Interest income	30	36
Total revenue	750,083	538,478
Expenses		
Commissions	694,823	473,085
Contract personnel	18,400	12,567
License, registration and fees	8,376	9,446
Rental expense	6,000	6,000
Consulting	3,150	21,800
Professional fees	9,285	9,430
Other operating expenses	5,894	4,585
Total expenses	745,928	536,913
Net income (loss)	**$ 4,155**	**$ 1,565**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2020 and 2019

Balance at January 1, 2019	$	2,080
Net Income for 2019		1,565
Balance at December 31, 2019		**21,645**
Net income for 2020		4,155
Balance at December 31, 2020	**$**	**25,800**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net income (loss)	$ 4,155	$ 1,565
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in commissions receivable	(40,811)	(23,399)
Increase (decrease) in commissions payable	36,887	20,065
Net cash provided (used) by operating activities	**231**	**(1,769)**
Cash and cash equivalents at beginning of the period	16,839	18,608
Cash and cash equivalents at end of the period	$ 17,070	$ 16,839

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company is an investment advisory firm, registered in the State of Tennessee, and a broker dealer registered with the Securities and Exchange Commission (SEC), the State of Tennessee, Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company sells various investments to its clients who are primarily located in the eastern region of the United States. The Company uses accrual basis of accounting in accordance with US Generally Accepted Accounting Principles(GAAP).

B. Commissions Receivable

Trade accounts receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realized losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

Under the FASB ASC 606 requirement that went into effect December 15, 2018, there is no material impact on how the Company recognizes revenue. The new requirement addresses contractual performance obligations for consideration for services provided and how revenue is reported.

The Company has contracts with clients that have Charles Schwab accounts that are managed for an advisory fee on a discretionary basis. The revenue from these fees is listed under the Revenue Line Item "Fees from advisory services". The Company obligation under these contracts is to implement an asset allocation strategy, rebalance the account as needed and report and analyze performance on an on-going basis. Fees are calculated and billed based on end of quarter account values. These fees are billed quarterly in advance.

Other advisory fees from 401k plans and Mutual Fund shares are included in this line item where the Company does not have a contractual agreement with the client nor discretion over the accounts. The Company recognizes these Advisory Fees on a monthly basis based on the end of the previous quarter's totals. The revenue from these fees is listed under the Revenue Line Item "Fees from advisory services". 401K plans are reviewed on an annual basis for fund performance to assist trustee(s) with investment option decisions. Enrollees are advised on available investment options at initial enrollment and on an as needed basis. Mutual Fund accounts are reviewed when opened and advised on an as needed basis.

The Company earns 12B1 fees on 401k plans and Mutual Funds held at various Mutual Fund Companies. The 12b1 fees are recognized on a monthly or quarterly basis based on end of month or end of quarter account values. Mutual Fund accounts are reviewed on an as needed basis. 401K plans are reviewed on an annual basis for fund performance to assist trustee(s) with investment option decisions. Enrollees are advised on available investment options at initial enrollment and on an as needed basis. Monthly 12b1 fees are recognized on a monthly basis based on end of month account values. Quarterly 12b1 fees are recognized monthly based on the end of the previous quarter's totals.

The Company earns Commissions based on sales by its Agents of Mutual Funds, 529 plans, Variable Annuities, Private Placements, and Fixed Insurance products. These commissions are generally taken up front and are based on a percentage of the initial investment per each company's commission

schedule. Recommendations are based on overall portfolio allocations, risk tolerance, time horizon and net worth. Accounts are reviewed on an as needed basis. All revenue is recognized when earned.

Agents' Commissions and fees are generally paid bi-monthly to Agents on a negotiated basis.

D. Income Taxes

The Company recognizes taxable income under the cash basis of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the members who are responsible for payment of any federal income taxes thereon. The State of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued.

E. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash with a maturity of three months or less when purchased without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

F. Property and Equipment

Property and equipment are recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Concentrations of Credit Risk

Approximately four percent and eight percent of the commission expense is incurred by non-members, commissioned representatives for the years ended December 31, 2020 and 2019, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in two financial institution (Pinnacle Financial Partners and Mountain Commerce Bank) located in Knoxville, Tennessee. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2020 and 2019.

I. Subsequent Events

Management has evaluated subsequent events through February 24, 2021, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

J. Commitments and Contingencies

Management has evaluated commitments and contingencies through February 24, 2021 the date which the financial statements were available to be issued, and no items of any significant nature were noted.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2020 and 2019, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company paid commissions and investment advisory fees to the Company's members in the amount of $633,750 and $412,000, respectively. In addition, approximately $76,991 and $40,347 commissions payable to this individual was included in accrued expenses as of December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, the amount of related party accounts receivable to this individual was $85,546 and $44,830, respectively.

A Marketing and Insurance sales firm owned by the organizing members of the Company provides facilities ($6,000), personnel ($18,400), telephone (1,800) and office supplies ($600) per the expense sharing agreement. Related expenses amounted to $26,800 and $20,967 for the years ended December 31, 2020 and 2019, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2020, the Company's net capital amounted to $19,998 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $14,998. In addition, Rule 15c3-1 requires that the Company's aggregate indebtedness not exceed 1,500 percent of its net capital. The actual aggregate indebtedness to net capital at December 31, 2020, was 388.72 percent.

NOTE 5 – OTHER MATTERS

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of businesses. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. However, the related financial impact on the Company and the duration cannot be estimated at this time.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2020

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 25,800	$ -	$ 25,800
Deductions:			
Non allowable assets	(5,789)	-	(5,789)
Net capital before haircuts on securities positions	20,011	-	20,011
Haircuts on security positions	(13)	-	(13)
Net capital	**$ 19,998**	**$ -**	**$ 19,998**
Computation of basic net capital requirement			
Minimum net capital required	$ 5,183	$ -	$ 5,183
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 5,183	$ -	$ 5,183
Excess net capital	$ 14,815	$ -	$ 14,815
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 77,742	$ -	$ 77,742
Percentage of aggregate indebtedness to net capital	388.75%	-	388.75%

See independent auditor's report.

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES.

To the Members
of CW Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CW Securities, LLC and Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and SIPC in evaluating CW Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. CW Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively CW, Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of CW Securities, LLC and the SIPC is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 24, 2021

Exemption Report

CW Securities, LLC
Exemption Report

CW Securities, LLC (the "Firm"), CRD#124496, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm has maintained a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule). The Firm was registered in 2002 under this Rule and has remained as such.

(2) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240-15c3-3, and

(3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that is has not, (1) directly or indirectly received, held, or otherwise owed funds or securities for or to customers other than money or considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4, (2) has not carried account of or for customers, and (3) has not carried PAB accounts throughout the most recent fiscal year without exception. The Firm's business activities are and will remain as describes below:

(4) Engage in the following types of business:
(a) Mutual fund retailer on an application way basis;
(b) Municipal securities activities limited to 529 savings plans;
(c) Broker selling variable life insurance or annuities;
(d) Investment advisory services;
(e) Private placements of securities on a best-efforts basis; and
(f) Broker selling tax shelters or limited partnerships in primary distributions on a best-efforts basis.

I, Michael E. Cox, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Principal/CCO

February 01, 2021

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which CW Securities, LLC identified as not claiming an exemption, but relying on Footnote 74 of the SEC Release No. 34-70073. The Company has represented that it has not, (1) directly or indirectly received, held, or otherwise owed funds or securities for or to customers other than money or considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4, (2) has not carried account of or for customers, and (3) has not carried PAB accounts throughout the most recent fiscal year without exception. CW Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CW Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No.34-70073.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 24, 2021